LORD ABBETT EQUITY TRUST
90 Hudson Street
Jersey City, NJ 07302

December 12, 2011

VIA EDGAR

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Lord Abbett Equity Trust (the “Trust”)
File Nos. 333-60304 and 811-10371

Dear Ms. Browning:

          Reference is made to Post-Effective Amendment No. 13 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on September 30, 2011 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).1

          This letter responds to comments you provided during a telephone call on Friday, November 18, 2011 with Thomas R. Phillips and Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the Trust’s investment adviser, regarding the Registration Statement. Your comments, and the Trust’s responses thereto, are set forth below. Post-Effective Amendment No. 16 to the Registration Statement, which is to become effective on December 15, 2011, will reflect changes made in response to your comments.

          Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – Prospectus

          1.          In the “Shareholder Fees” section of each Fund’s fee table, please replace the Class A maximum sales charge (load) designation of “None” with “Zero.”

          Response: We believe that “None,” particularly when it is disclosed adjacent to a percentage figure for another share class, complies with the requirements of Form N-1A Item 3. Accordingly, we elect to retain the current language.

          2.          In the “Shareholder Fees” section of each Fund’s fee table, where “None(1)” and “1.00%(2)” appear as the maximum deferred sales charge (load) for Classes A and C,

[1]	SEC Accession No. 0001193125-11-260967.

Ms. Kimberly A. Browning
December 12, 2011

respectively, please delete footnotes (1) and (2) and place the text of each footnote in the body of the table, in parentheses.

          Response: We believe that the Fund’s interests are best served by including, for the sake of transparency and clarity, both sentences regarding maximum sales charges (loads). Given the length of each sentence, we believe that the information is presented clearly in footnotes permitted under Item 3. Accordingly, we elect to retain the current language and structure.

          3.          Please confirm that for each Fund, the contract pursuant to which the fee waiver and/or expense reimbursement applies is filed as an exhibit to the Registration Statement.

          Response: We confirm that a form of management fee waiver and expense limitation agreement was filed for each Fund as an exhibit to Post-Effective Amendment No. 13 to the Registration Statement.

          4.          In footnote 4 to each Fund’s fee table, which discloses an expense cap for each class that is exclusive of any 12b-1 fees, please confirm that the current disclosure identifies all types of expenses in addition to 12b-1 fees that might be excluded from the cap (for example, through carve-outs or clawbacks).

          Response: We confirm that there are no clawbacks or expenses of the type required to be disclosed in the fee table that may be excluded when applying the cap, other than 12b-1 fees.

          5.          Please revise the explanatory language that precedes each Fund’s expense example as necessary to reflect the exact wording of Form N-1A.

          Response: We elect to retain the current language. We note that General Instruction C.1(d) of Form N-1A states that: “The requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” In addition, Instruction 1(b) to Item 3 states that a “Fund may modify the narrative explanations if the explanation contains comparable information . . . ..” We believe that this variance in disclosure is appropriate and more precisely defines the expense data presented.

          6.          In the expense example for each Fund, to the extent that the dollar figures in the “3 Years” columns are adjusted to take into account the contractual management fee waiver and expense limitation agreement, please confirm that the adjustment is for no longer than the period during which the expense reimbursement or fee waiver arrangement is expected to continue.

Ms. Kimberly A. Browning
December 12, 2011

          Response: We confirm that in the expense example for each Fund, the dollar figures in the “3 Years” column are adjusted to take into account the contractual management fee waiver and expense limitation agreement only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

          7.          When identifying the Funds’ principal investment strategies under the Item 4 and 9 “Principal Investment Strategies” and “Principal Risk” headings (“The Fund invests primarily in . . .”), please either define “primarily” or replace it with the word “principally.”

          Response: We have made the requested replacements.

          8.          In the “Portfolio Turnover” paragraph that is provided pursuant to Item 3, please delete the sentence that reads, “The Fund does not show any portfolio turnover because the Fund is newly organized and has not commenced operations as of the date of this prospectus.”

          Response: We have made the requested change.

          9.          In the discussion of ADRs in each Fund’s Item 4 and 9 “Principal Investment Strategies” sections, please indicate whether the Fund’s principal investment strategies include investments in unsponsored ADRs.

          Response: We have removed the reference to ADRs from the prospectus because such instruments no longer are expected to be used as part of a principal investment strategy of either Fund.

          10.        In the equity securities bullet point in each Fund’s Item 4 “Principal Investment Strategies” section, which begins “Equity securities, including . . . ,” please be more specific by replacing the word “including” with “consisting of.”

          Response: We believe that in light of changing market conditions and innovations in the investment industry, it is virtually impossible to identify with certainty every potential type of equity security in which a Fund might invest. In our view, providing a list of the types of equity securities in which a Fund principally invests preceded by the word “including” signals to investors that the Fund also may invest in security types that are the functional equivalent of the listed securities. The use of the term “including” does not, however, give a Fund an unfettered ability to utilize security types that are not listed in its prospectus and do not have substantially the same investment characteristics, risk profile, and structural features as the securities that are listed in its prospectus. Accordingly, we believe that the current disclosure provides investors with reasonable predictability about the types of securities in which a Fund may invest. We note that taking a contrary view would mean that a Fund – and therefore, its shareholders – would incur the expenses associated with reprinting its summary prospectus and re-submitting its

Ms. Kimberly A. Browning
December 12, 2011

XBRL filing in order to enable the Fund to use an investment type that is not specifically identified in its prospectus but has substantially the same material attributes as investment types that are identified in its prospectus.

          We believe that our approach is consistent with the Form N-1A adopting release “Registration Form Used by Open-End Management Investment Companies” (IC-23064; March 18, 1998). In that release, the Commission wrote: “Funds should limit disclosure in prospectuses generally to information that is necessary for an average or typical investor to make an investment decision. Detailed or highly technical discussions . . . dilute the effect of necessary prospectus disclosure and should be placed in the SAI.” (Emphasis added.) We also note that the Commission cited its proposing release with approval, stating: “The Commission proposed to shift the focus of disclosure about how a fund intends to achieve its investment objectives away from the current practice of listing all types of securities in which a fund may invest to a discussion of the fund’s overall portfolio management.” Consequently, we elect to retain the current disclosure.

          11.          In the equity securities bullet point in each Fund’s Item 4 and 9 “Principal Investment Strategies” sections, please identify the instruments into which convertible securities may convert.

          Response: We have revised the disclosure to indicate that the convertible securities in which each Fund invests may convert into the security types described in the equity securities bullet point.

          12.          In each Fund’s Item 4 and 9 “Principal Investment Strategies” sections, in the disclosure regarding “securities that have equity characteristics or are tied to the price of stock, including rights and convertible debt securities,” please make the reference to “equity characteristics” more precise, and please clarify whether the Fund invests in derivatives.

          Response: We have revised the sentence to read: “The Fund considers equity securities to include rights offerings and investments that convert into the equity securities described above.” We confirm that derivatives are not expected to be used as part of either Fund’s principal investment strategy.

          13.          In each Fund’s Item 4 “Principal Investment Strategies” section, please add an explicit summary of how the Fund’s adviser decides which securities to sell.

          Response: We have added the following disclosure for each Fund:

The Fund generally will sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals,

Ms. Kimberly A. Browning
December 12, 2011

or has reached its valuation target, among other reasons. The Fund seeks to remain fully invested in accordance with its investment objective; however, in response to adverse economic, market or other unfavorable conditions, the Fund may invest its assets in a temporary defensive manner.

          14.          In each Fund’s Item 4 and 9 “Principal Risks” sections, please add disclosure concerning the risks of convertibles.

          Response: We have revised the “Principal Investment Strategies” and “Principal Risks” sections so that they more clearly refer to convertibles.

          15.          In each Fund’s Item 4 and 9 “Principal Risks” sections, please add disclosure concerning the risks of ADRs.

          Response: We have removed the reference to ADRs from the prospectus because such instruments no longer are expected to be used as part of a principal investment strategy of either Fund.

          16.          In each Fund’s Item 4 and 9 “Principal Risks” sections, please add disclosure concerning the risks of emerging market securities.

          Response: We have added the requested disclosure.

          17.          Please confirm that for each Fund, all principal risks have been summarized in the Fund’s Item 4 “Principal Risks” section.

          Response: We confirm that for each Fund, all principal risks have been summarized in the Fund’s Item 4 “Principal Risks” section.

          18.          In each Fund’s Item 9 “Principal Risks” section, in the sentence “The Fund primarily invests in common stocks and other equity securities,” please either delete “and other equity securities” or refer to specific security types.

          Response: We note that the phrase “other equity securities” appears only in the Fund’s “Principal Risks” section and refers to equity securities (in addition to common stock) that are adequately identified in each Fund’s Item 9 “Principal Investment Strategies” section. Consequently, we elect to retain the current language.

          19.          Please confirm whether each Fund discloses that it will provide shareholders with 60 days’ notice of a change to its policy of investing 80% of its assets, plus the amount of any borrowings for investment purposes, in the type of investment suggested by its name pursuant to Rule 35d-1 under the Act.

Ms. Kimberly A. Browning
December 12, 2011

          Response: We have revised the Calibrated Large Cap Value Fund’s 80% investment policy to add a reference to the amount of any borrowings for investment purposes. With this change, each Fund discloses, in its statutory prospectus, that it will provide shareholders with 60 days’ notice of a change to its policy of investing 80% of its assets, plus any borrowings for investment purposes, in the type of investment suggested by its name pursuant to Rule 35d-1 under the Act.

          20.          In each Fund’s Item 9 “Principal Investment Strategies” section, in the sentence that reads, “Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible securities, and equity interests in real estate investment trusts, other types of trusts, partnerships, joint ventures, limited liability companies and similar enterprises,” please make the references to “other types of trusts” and “similar enterprises” more precise.

          Response: We have replaced the relevant disclosure with the following:

Equity securities in which the Fund may invest include common stocks; preferred stocks; equity interests in real estate investment trusts, privately offered trusts, partnerships, joint ventures, limited liability companies and vehicles with similar legal structures; and other instruments with similar economic characteristics. The Fund considers equity securities to include rights offerings and investments that convert into the equity securities described above.

          21.          In the subsection titled “Information for Managing Your Fund Account – Redemptions – Redemptions in Kind,” which discloses that “[i]t is not expected that the Fund would pay redemptions by an in kind distribution except in unusual circumstances,” please add disclosure addressing such circumstances.

          Response: The Fund might distribute portfolio securities in kind if, for example, it receives a very large redemption request and determines that converting of a portion of its portfolio holdings to cash would be unusually detrimental to the Fund’s remaining shareholders. We believe that the Fund currently discloses its overall procedures for redemptions, including whether the Fund has reserved the right to redeem in kind, in accordance with Item 11(c)(3). Accordingly, we elect to retain the current language.

          22.          Please revise the following sentence in the subsection titled “Information for Managing Your Fund Account – Account Services and Policies – Pricing of Fund Shares” by indicating who performs fair valuation: “Securities for which prices or market quotations are not available, do not accurately reflect fair value in Lord Abbett’s opinion, or have been materially affected by events occurring after the close of the market on which the security is principally traded but before 4:00 p.m. Eastern time are valued by

Ms. Kimberly A. Browning
December 12, 2011

____________ under fair value procedures approved by and administered under the supervision of the Fund’s Board.”

          Response: The disclosure in question explicitly states that fair valuation is performed subject to the Board’s supervision. We do not believe that it is necessary to indicate who performs this function. Thus, we elect to retain the current language.

          23.          In the subsection titled “Information for Managing Your Fund Account – Account Services and Policies – Excessive Trading and Market Timing,” please use the word “discourage” when stating whether each Fund discourages frequent purchases and redemptions of Fund shares. Please use the word “accommodate” when stating whether each Fund accommodates frequent purchases and redemptions of Fund shares.

          Response: Each Fund discourages and does not accommodate frequent purchases and redemptions of its shares. We believe that the following excerpt from the subsection titled “Information for Managing Your Fund Account – Account Services and Policies – Excessive Trading and Market Timing” is responsive to Items 11(e)(4)(i) and 11(e)(4)(ii) of Form N-1A:

The Fund is designed for long-term investors and is not intended to serve as a vehicle for frequent trading in response to short-term swings in the market. Excessive, short-term or market timing trading practices (“frequent trading”) may disrupt management of the Fund, raise its expenses, and harm long-term shareholders in a variety of ways.

Part B – Statement of Additional Information

          24.          Please confirm in your comment response letter that all non-principal investment strategies and non-principal risks of each Fund have been disclosed in the SAI. Please also confirm in your comment response letter that all principal investment strategies and principal risks of each Fund that are disclosed in the SAI also have been disclosed in the prospectus.

          Response: All non-principal investment strategies and non-principal risks of each Fund have been disclosed in the Fund’s SAI. All principal investment strategies and principal risks of each Fund that are disclosed in the SAI also have been disclosed in the prospectus.

          25.          Please distinguish, in the SAI, principal investment strategies from non-principal investment strategies. Likewise, please distinguish principal risks from non-principal risks.

Ms. Kimberly A. Browning
December 12, 2011

          Response: We believe that in the SAI, principal investment strategies are distinguished from non-principal investment strategies and principal risks are distinguished from non-principal risks.

          26.          In each Fund’s disclosure of fundamental and non-fundamental investment policies, to the extent practicable, please clarify specific legal requirements rather than referencing “applicable law.”

          Response: We have clarified specific legal requirements to the extent practicable. We believe that in certain cases, such clarifications would be potentially confusing to investors. In these cases, we elect to retain the current language.

          27.           Please remove the term “knowingly” from each Fund’s second non-fundamental investment restriction.

          Response: The Trust’s Board of Trustees previously approved each Fund’s fundamental investment restrictions. As a result, we elect to retain the current language. We note that in our view, the term “knowingly” appropriately covers a scenario in which a Fund’s investment team reasonably believed at the time of purchase that a particular security would not cause the level of the Fund’s assets invested in illiquid securities to exceed 15% of its assets, and such purchase nonetheless did so because of market activity or the sale of liquid securities, for example.

          28.          In the subsection titled “Borrowing Money,” please disclose that the Fund would comply with Section 18(f)(1) of the Act if, as set forth in that section, asset coverage falls below 300 percent.

          Response: We have added the following disclosure:

In the event that a Fund’s borrowings exceed 33 1/3% of the Fund’s total assets, the Fund would take steps to reduce borrowings below level within three business days in accordance with Section 18 of the Act.

          29.          In the subsection titled “Securities Lending,” please disclose whether each Fund recalls loaned securities to vote proxies.

          Response: Because neither Fund has a current intention to engage in securities lending, we have deleted the relevant subsection.

          30.          In the subsection titled, “Policies and Procedures Governing Disclosure of Portfolio Holdings,” please disclose whether each Fund has delegated to the investment adviser the authority to disclose portfolio holdings, and whether the adviser has a duty not to trade based on information concerning portfolio holdings.

Ms. Kimberly A. Browning
December 12, 2011

          Response: We have revised the relevant disclosure to clarify (i) that the Board has permitted Lord Abbett to make each Fund’s portfolio holdings available to the general public and certain third parties and (ii) that, with certain specified exceptions, Lord Abbett does not provide the Funds’ portfolio holdings to any third party until they are made available to the general public on Lord Abbett’s website. With respect to a duty not to trade, we note that the Funds currently disclose:

[T]he Funds obtain assurances through contractual obligations, certifications or other appropriate means such as due diligence sessions and other meetings to the effect that: (i) neither the receiving party nor any of its officers, employees or agents will be permitted to take any holding-specific investment action based on the portfolio holdings and (ii) the receiving party will not use or disclose the information except as it relates to rendering services for the Funds related to portfolio holdings, to perform certain internal analyses in connection with its evaluation of the Funds and/or their investment strategies, or for similar purposes.

Because these assurances are obtained with respect to Lord Abbett (and others), we believe this disclosure satisfies the requirement of Item 16(f)(1)(ii) that a fund disclose policies and procedures regarding prohibitions on trading by the fund’s investment adviser and others. Accordingly, we elect not to make additional disclosures regarding a duty not to trade.

*          *          *          *          *

          The Trust acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary